Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to  Registration Statement (Form S-3 No. 333-132577) and related Prospectus of Boots & Coots International Well Control, Inc. (the “Company”) for the registration of 26,462,137 shares of its common stock and to the incorporation by reference therein of our report dated November 15, 2005, with respect to the combined balance sheet of the Hydraulic Well Control Business of Oil States International, Inc. as of December 31, 2004, and the related combined statements of operations, stockholder equity, and cash flows for each of the two years in the period ended December 31, 2004 included in the Company’s Current Report on Form 8-K expected to be filed with the Securities and Exchange Commission on October 3, 2006.

/s/ Ernst & Young LLP

Houston, Texas
September 29, 2006